November 21, 2016

Writer’s Direct Dial:

(822) 6353-8006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Republic of Korea

the Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of our client, The Republic of Korea, we attached the Registration Statement under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (822) 6353-8020 (fax: (822) 6353-8099), Soo Kyung Chung at (822) 6353-8027 (fax: (822) 6353-8099) or the undersigned at (822) 6353-8006 (fax: (822) 6353-8099).

Very truly yours,

/s/ Hongki Moon
Hongki Moon

Attachment

cc:	Tetyana (Tonya) Aldave, Esq.